Exhibit 1

Media Release

1 December 2008

IMPLEMENTATION OF MERGER OF WESTPAC BANKING CORPORATION

(“WESTPAC”) AND ST.GEORGE BANK LIMITED (“ST.GEORGE”)

The merger of Westpac and St.George has today been implemented.

Under the Share Scheme to effect the merger, all St.George ordinary shares have been transferred to Westpac. In addition, under the SAINTS Scheme all SAINTS have been transferred to Westpac and under the Option Scheme all Award Options subject to the Option Scheme have been cancelled.

Directors of Westpac and St.George

As a result of the merger, all directors of the St.George Board have resigned. As previously announced to the market, Mr John Curtis, Mr Graham Reaney and Mr Peter Hawkins have been invited to join the Westpac Board and will commence as directors of Westpac today.

With St.George now a subsidiary of Westpac, a new St.George Board also commences today. Messrs Curtis and Hawkins have been requested to serve as directors on the new St.George Board, together with Mr Lindsay Maxsted, Mrs Gail Kelly (Managing Director and CEO of Westpac) and Mr Greg Bartlett (Chief Executive, St.George Retail and Business Bank). Mr Curtis will be Chairman of St.George.

Secretary of St.George

Ms Alexandra Crompton has been appointed as a Company Secretary of St.George.

Consideration under the Schemes

In accordance with the Share Scheme, the New Westpac Shares have today been registered in the names of Share Scheme Participants and the New Westpac Shares that would otherwise have been issued to Ineligible Foreign Shareholders have been issued to Morgan Stanley Australia Securities Limited (or its nominee) as sale nominee. Holding statements for the New Westpac Shares will be despatched today.

In accordance with the SAINTS Scheme, the SAINTS Scheme Consideration of A$100 per SAINTS and the Stub Dividend of A$0.1243 per SAINTS will be deposited into the nominated bank accounts of SAINTS Scheme Participants or otherwise despatched by cheque to the relevant SAINTS Scheme Participants.

In accordance with the Option Scheme, the Westpac Shares provided as Option Scheme Consideration have today been registered in the names of Option Scheme Participants (and, where applicable, those Westpac Shares are subject to disposal restrictions under the Westpac Restricted Share Plan). Holding statements for these Westpac Shares will be despatched today.

* * * *

Further details in relation to the Schemes and their implementation are set out in St.George’s Scheme Booklet dated 29 September 2008 (which is available at www.stgeorgemerger.com.au). Capitalised terms in this announcement have the meanings given in the Scheme Booklet.

Ends.

For further information:

David Lording	Lara Daniels
Westpac Media Relations	St.George Media Relations
Ph: 02 8253 3510	Ph: 02 9236 1508
Ph: 0419 683 411	Ph: 0419 226 449